September 24,
2018

Allan L. Waters
Chairman of the Board and Chief Executive Officer
Sirius International Insurance Group, Ltd.
14 Wesley Street
Hamilton HM 11
Bermuda

       Re: Sirius International Insurance Group, Ltd.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed September 10, 2018
           File No. 333-226620

Dear Mr. Waters:

     We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2018 letter.

Amendment No. 1 to Form S-4 filed on September 10, 2018

Questions and Answers About the Merger, the Special Meeting and Related Matters What are the U.S. federal income tax consequences as a result of the Merger?, page 17

1. We note your response to prior comment 9 and reissue. Even if subject to uncertainty, an opinion of counsel with regard to the tax consequences of the transaction is required where the tax consequences are material to an investment decision. Although counsel's opinion should address what the consequences "will" be rather than what they should be or what the parties intend them to be, it is permissible for the opinion to use "should"
       rather than "will" if there is insufficient legal authority or other significant doubt about the
 Allan L. Waters
Sirius International Insurance Group, Ltd.
September 24, 2018
Page 2
       tax consequences. In that case, counsel should also clearly describe the degree of and legal or factual reasons for the uncertainty. Please also expand your risk factor disclosure to describe the risk of uncertainty. For example, indicate whether an IRS challenge to the tax treatment is possible but highly unlikely, or more likely than not. For more guidance see
       Section III.C.4 and FN44-45 thereof of Staff Legal Bulletin No. 19 (October 14, 2011).
       You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameAllan L. Waters
                                                        Division of Corporation
Finance
Comapany NameSirius International Insurance Group, Ltd.
                                                        Office of Healthcare &
Insurance
September 24, 2018 Page 2
cc:       Lindsey A. Smith
FirstName LastName